Filed pursuant to Rule 433

Registration Statement No. 333-132497-01

January 20, 2009

Puget Sound Energy, Inc.

$250,000,000 6.75% Senior Notes due January 15, 2016

PRICING TERM SHEET

Issuer:	Puget Sound Energy, Inc.
Anticipated Ratings*:	Baa2 by Moody’s Investors Service Inc. A- by Standard & Poor’s Ratings Services
Principal Amount:	$250,000,000
Security Type:	Senior Notes
Issue Price:	100% of principal amount
Trade Date:	January 20, 2009
Settlement Date:	January 23, 2009
Maturity Date:	January 15, 2016
Coupon:	6.75%
Benchmark Treasury:	4.50% due February 15, 2016
Treasury Price:	116-25
Treasury Yield:	1.947%
Spread to Benchmark:	480.3 basis points
Reoffer Yield:	6.750%
Interest Payment Dates:	Semi-annually on January 15 and July 15, commencing on July 15, 2009
Make-whole Call:	At any time at a discount rate of Treasury plus T+50 basis points
Denominations:	$1,000 and integral multiples of $1,000
Joint Book-Running Managers:	Barclays Capital Inc. (25%)
Scotia Capital (USA) Inc. (25%)
Wachovia Capital Markets, LLC (25%)
Co-Managers:	KeyBanc Capital Markets (8.34%)
Banc of America Securities LLC (8.33%)
Dresdner Kleinwort Securities LLC (8.33%)
CUSIP:	745332 BZ8

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Barclays Capital Inc. by calling 1 888-227-2275, Ext. 2663, Scotia Capital (USA) Inc by calling 1-800-372-3930 and Wachovia Capital Markets, LLC by calling 800-326-5897.